

November 15, 2010

Mr. Michael D. Dean
President and Chief Executive Officer
Nature's Sunshine Products, Inc.
75 East 1700 South
Provo, Utah 84606

      **Re: Nature's Sunshine Products, Inc.
               Form 10-K for the Fiscal Year Ended December 31, 2009
               Forms 10-Q for the Quarterly Periods Ended March 31 and June 30, 2010
               File No. 001-34483**

Dear Mr. Dean:

      We have completed our review of your Form 10-K and Forms 10-Q filing and do not have any further comments at this time.

                          Sincerely,

                          Joel Parker
                          Accounting Branch Chief